As filed with the Securities and Exchange Commission on October 21, 2003

File No. 333-105221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

________________

21st CENTURY HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Florida	65-0248866
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4161 N.W. 5th Street, Plantation, FL 33317, (954) 581-9993

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

________________

Richard A. Widdicombe

Chief Executive Officer

21st Century Holding Company

4161 N.W. 5th Street

Plantation, FL 33317

(954) 581-9993

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

A. Jeffry Robinson, P.A.

Broad and Cassel

201 South Biscayne Boulevard

Miami Center, Suite 3000

Miami, Florida 33131

Telephone: (305) 373-9400

Telecopier: (305) 373-9443

________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, OCTOBER 21, 2003

PROSPECTUS

125,000 SHARES OF COMMON STOCK

21ST CENTURY HOLDING COMPANY

This prospectus covers 125,000 shares of our common stock being offered upon the exercise of warrants to purchase common stock at a price of $10.875 per share expiring December 31, 2003, issued to and currently owned by Gilford Securities Incorporated, the managing underwriter of our initial public offering. These warrants may be transferred by Gilford at any time. We will receive proceeds only upon the exercise of the warrants.

Our common stock is traded on the Nasdaq National Market under the symbol “TCHC.” On October 20, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $18.79 per share.

The shares of common stock offered hereby involve a high degree of risk and should be considered only by such persons capable of bearing the economic risk of such investment. You should carefully consider the “Risks of Investing in Our Shares” section beginning on page 3 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October ___, 2003.

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
RISKS OF INVESTING IN OUR SHARES	3
Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.	3
If we are unable to continue our growth because our capital must be used to pay greater than anticipated claims, our financial results may suffer.	3
The maximum credit commitment under our revolving loan was reduced by our lender and could be subject to further review and reduction, which would adversely affect our available working capital.	3
We may not obtain the necessary regulatory approvals to expand the types of insurance products we offer or the states in which we operate.	4
If our ratings are downgraded or withdrawn, we may be unable to write or renew desirable insurance policies or obtain adequate reinsurance, which would limit or halt our growth and harm our business.	4
Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance have increased and we may not be able to successfully alleviate risk through reinsurance arrangements.	4
Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.	5
Our loss reserves may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected.	5
Legislation may be enacted that would limit our ability to increase our premiums or cancel, reduce or non-renew our existing policies, which could reduce our revenues or increase our claims losses.	6
We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings.	6
We rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.	6
Our primary insurance product, nonstandard automobile insurance, historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.	7
Florida’s personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.	7
Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.	7

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TABLE OF CONTENTS

(continued)

Page
With operations concentrated in Florida, we could be adversely affected by unpredictable catastrophic events such as hurricanes and tropical storms.	8
Our president and chief executive officer, and our president and chief executive officer of our principal subsidiaries, are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed.	8
The trading of our warrants may negatively affect the trading prices of our common stock if investors purchase and exercise the warrants to facilitate other trading strategies, such as short selling.	8
Our largest shareholders control approximately 32% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management.	9
We have authorized but unissued preferred stock, which could affect rights of holders of common stock.	9
Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and may result in entrenchment of management.	9
As a holding company, we depend on the earnings of our subsidiaries and their ability to pay dividends to the holding company as the primary source of our income.	10
NOTE REGARDING FORWARD LOOKING STATEMENTS	10
USE OF PROCEEDS	11
OUR SECURITIES	11
LEGAL MATTERS	13
EXPERTS	13
WHERE YOU CAN FIND MORE INFORMATION	13
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	14
INDEMNIFICATION OF DIRECTORS AND OFFICERS	15

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

ii

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, as discussed in the “Where You Can Find More Information” section of this prospectus.

Overview

We are a vertically integrated insurance holding company, which, through our subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. We underwrite personal automobile insurance, general liability insurance, flood insurance, homeowners’ insurance, and mobile home property and casualty insurance in the State of Florida through our wholly owned subsidiaries, Federated National Insurance Company and American Vehicle Insurance Company. American Vehicle was approved in August 2003 to be a foreign insurer in the State of Georgia. During the year ended December 31, 2002, 83.42%, 13.75% and 2.83% of the policies we underwrote were for personal automobile insurance, homeowners’ insurance, and mobile home property and casualty insurance, respectively. We internally process claims made by our own and third-party insureds through our wholly owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.

We market and distribute our own and third-party insurers’ products and our other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, Inc., a wholly owned subsidiary, 42 franchised agencies, and approximately 125 independent agents. Through our wholly owned subsidiary, FedUSA, Inc., we franchise agencies under the FedUSA name. As of September 30, 2003, franchises were granted for 43 FedUSA agencies, of which 37 were operating. We intend to focus our future expansion efforts for our agency network on franchised agencies.

Assurance Managing General Agents, Inc., a wholly owned subsidiary, acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and our agencies, and participates in the negotiation of reinsurance contracts.

We offer electronic tax filing services through Express Tax Service, Inc., an 80%-owned subsidiary, as well as franchise opportunities for these services. As of September 30, 2003, there were 158 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representative.

We believe that we can be distinguished from our competitors because we generate revenue from substantially all aspects of the insurance underwriting, distribution and claims process. We provide quality service to both our agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business. Using these systems, our agents can access a customer’s driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our owned and franchised agencies to be a “one stop” shop for insurance, tax preparation and other services, and will enhance our ability to expand in Florida and to other states.

Our primary products are nonstandard and standard personal automobile insurance. Of the total premiums we received in 2002, 96.7% were for nonstandard insurance policies and 3.3% were for standard insurance policies. The former is principally provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions for preferred or standard risks. The latter is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle and other factors. We believe that industry-wide underwriting standards for standard insurance coverage have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard automobile insurance market. We believe that these factors have contributed to an increase in the size of the nonstandard personal automobile insurance market.

We currently underwrite and sell insurance in Florida and Georgia; however, we intend to expand to other selected states and we have applied to obtain licenses to underwrite and sell personal automobile insurance in Alabama and North Carolina. We also expect to apply in Louisiana to obtain licenses to underwrite and sell homeowner’s and general liability policies. We will select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to receiving prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.

Our executive offices are located at 4161 N.W. 5th Street, Plantation, Florida and our telephone number is (954) 581-9993.

RISKS OF INVESTING IN OUR SHARES

You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

Risks Related to Our Business

Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are experiencing a “hard” market in our automobile and property sectors. We cannot predict, however, how long these market conditions will persist. If we were to experience a “soft” market, increased price competition would likely cause us to have to reduce our premiums in order to maintain our market share, which would result in a decrease in our revenues.

If we are unable to continue our growth because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

We have grown rapidly over the last few years. Our future growth will depend on our ability to expand the types of insurance products we offer and the geographic markets in which we do business. We believe that our company is sufficiently capitalized to operate our business as it now exists and as we currently plan to expand it. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our recent private placement of $7,500,000 of our senior subordinated notes, and our earnings from operations and investments. Unexpected catastrophic events in our market areas could result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims.

The maximum credit commitment under our revolving loan was reduced by our lender and could be subject to further review and reduction, which would adversely affect our available working capital.

In September 2002, the maximum credit commitment under our revolving loan agreement was reduced to $4.0 million from $7.0 million due to the A.M. Best Company ratings of third-party insurance carriers for which we were financing policies at that time. Although we have stopped financing policies for third-party carriers and have changed other aspects of our business so that the higher credit commitment is currently unnecessary, our lender could determine to further reduce our available credit. If that occurs and we are not able to obtain working capital from other sources, then we would have to restrict our growth and, possibly, our operations.

We may not obtain the necessary regulatory approvals to expand the types of insurance products we offer or the states in which we operate.

We currently have applications pending in Alabama and North Carolina to underwrite and sell automobile insurance and expect to file an application in Louisiana to underwrite and sell homeowners’ and general liability insurance. The insurance regulators in any of these states may request additional information, add conditions to the license that we find unacceptable, or deny our application. This would delay or prevent us from operating in that state. If we want to operate in any additional states, we must file similar applications for licenses, which we may not be successful in obtaining.

If our ratings are downgraded or withdrawn, we may be unable to write or renew desirable insurance policies or obtain adequate reinsurance, which would limit or halt our growth and harm our business.

Third-party rating agencies assess and rate the ability of insurers to pay their claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer’s profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock.

In 2002, A.M. Best Company assigned Federated National a B rating (“Fair,” which is the seventh of 14 rating categories) and American Vehicle a B+ rating (“Very Good,” which is the sixth of 14 rating categories). Federated National and American Vehicle are rated “A” (“Unsurpassed,” which is first of six ratings) by Demotech, Inc. If our financial condition deteriorates, we may not maintain our ratings. A downgrade or withdrawal of our ratings could severely limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance have increased and we may not be able to successfully alleviate risk through reinsurance arrangements.

We follow the insurance industry practice of reinsuring a portion of our risks and paying for that protection based upon premiums received on all policies subject to this reinsurance. Our business depends on our ability to transfer or “cede” significant amounts of risk insured by us. Reinsurance makes the assuming reinsurer liable to the extent of the risk ceded. Both Federated National and American Vehicle currently cede approximately 40% of their premiums from automobile insurance policies to Transatlantic Reinsurance Company. Federated National also obtains reinsurance for its property insurance policies on the private market in Bermuda and London and through the Florida Hurricane Catastrophe Fund. The Florida Hurricane Catastrophe Fund reinsures Federated National for liabilities resulting from a storm causing damage totaling $5.5 million to $39.0 million in the aggregate, which we believe constitutes an event expected to occur no more often than once in a period of 100 years.

Because we currently obtain a material portion of our reinsurance from one reinsurer, we are also subject to credit risk with respect to that reinsurer, as the ceding of risk does not relieve us of liability to our insureds regarding the portion of the risk that has been reinsured, if the reinsurer fails to pay for any reason. The insolvency of our primary reinsurer or any of our other current or future reinsurers, or their inability otherwise to pay claims, would increase the claims that we must pay, thereby significantly harming our results of operations. In addition, prevailing market conditions have limited the availability and increased the cost of reinsurance, which has increased our costs and reduced our profitability.

Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.

As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed-maturity investments and equity securities, in order to generate investment income. In 2002, our interest and dividends earned totaled $1.3 million, or 27 % of our total net income of $4.6 million.

We experienced net realized investment losses of $1,369,961 for 2002, $2,911,658 for 2001 and $109,256 for 2000. The net realized losses experienced in 2001 and 2000 were primarily a function of the widely publicized declines in the industrial common stock valuations. As a result of the declines in the equity markets in 2001, we acquired securities in the more conservative and highly rated industrial bond markets in late 2001 and the first half of 2002. During 2002, we incurred a $2,000,000 decline in value of our investment in WorldCom, Inc. bonds. This write down is reflected in the $1,369,961 loss incurred in 2002. We have been experiencing a declining interest rate environment during the past three years. The effect on our bond portfolio of this declining interest rate environment has been to decrease our yields to maturity and the interest income generated accordingly.

Our loss reserves may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected.

We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expenses, however, may vary significantly from our estimates. For example, after we compared our reserve levels to our actual claims for the prior years, we increased our liability for loss and loss adjustment expenses by $90,874 for 2002, by $2,568,476 for 2001, and by $1,444,556 for 2000. These increases reflected primarily our loss experience under our personal automobile policies. Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition.

Legislation may be enacted that would limit our ability to increase our premiums or cancel, reduce or non-renew our existing policies, which could reduce our revenues or increase our claims losses.

Legislation has been proposed from time to time in Florida, which is where our operations are now primarily located, that would limit our ability to increase our premiums or that would restrict our ability to cancel, reduce or non-renew existing policies. If one or more of these proposals are enacted in Florida, or in any other state in which we conduct significant business operations, our results of operations could be materially adversely affected if we are not able to increase our premiums to offset higher expenses or if we are not able to cancel, reduce or non-renew existing policies where our claims experience has been unacceptably high.

We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings.

We are subject to laws and regulations in Florida, our state of domicile, and Georgia, and will be subject to the laws of any other state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to licensing requirements, authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions on transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. The cost to monitor and comply with these laws and regulations adds significantly to our cost of doing business. Further, if we do not comply with the laws and regulations applicable to us, we may be subject to sanctions or monetary penalties by the applicable insurance regulator.

We rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.

We currently market and distribute Federated National’s, American Vehicle’s and third-party insurers’ products and our other services through a network of 23 agencies that we own, 42 agencies that we franchise to others, and approximately 125 independent agents. Approximately 51% of our insurance products are sold through agents employed by us and franchised agents and approximately 49% of our products are sold through independent agents. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business and with other franchisors of insurance agencies for franchisees. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

Our primary insurance product, nonstandard automobile insurance, historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.

Nonstandard automobile insurance, which is our primary product, is provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

Florida’s personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.

Florida’s personal injury protection insurance statute limits an insurer’s ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney’s fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.

Although our pricing of our automobile insurance products is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. We compete with respect to automobile insurance with more than 100 companies, including companies of comparable or smaller size, such as U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National, as well as major insurers such as Progressive Casualty Insurance Company. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues.

With operations concentrated in Florida, we could be adversely affected by unpredictable catastrophic events such as hurricanes and tropical storms.

We write insurance policies that cover automobile owners, homeowners and business owners for losses that result from catastrophes. Catastrophe losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company’s exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South and Central Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Although we have not experienced significant claims as a result of a recent hurricane or other weather events, the occurrence of a catastrophe in South Florida could substantially harm us by causing claims to exceed our anticipated reserve for losses.

Our president and chief executive officer, and our president and chief executive officer of our principal subsidiaries, are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed.

We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson’s and Mr. Widdicombe’s role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

Risks Related to an Investment in Our Shares

The trading of our warrants may negatively affect the trading prices of our common stock if investors purchase and exercise the warrants to facilitate other trading strategies, such as short selling.

We intend to list the 1,040,000 warrants we issued in a recently completed private offering for trading on the Nasdaq National Market. Each of the warrants entitles the holder to purchase one-half of one share of our common stock at an exercise price per share determined 60 trading days after July 31, 2006, which was the date of issuance of the warrants. Investors may purchase and exercise warrants to facilitate trading strategies such as short selling, which involves the sale of securities not yet owned by the seller. In a short sale, the seller must either purchase or borrow the security in order to complete the sale. If shares of our common stock received upon the exercise of warrants are used to complete short sales, this may have the effect of reducing the trading price of our common stock.

Our largest shareholders control approximately 32% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management.

Edward J. Lawson and Michele V. Lawson beneficially own approximately 32% of our outstanding common stock. As our largest shareholders, and our only shareholders owning more than 10% of our common stock, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in our officers and directors or other changes in our corporate governance that other shareholders may desire.

We have authorized but unissued preferred stock, which could affect rights of holders of common stock.

Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and may result in entrenchment of management.

Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may result in entrenchment of management.

•

Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year. Shareholders would also be unable to bring about, through the election of a new board of directors, changes in our officers.

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Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

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Our bylaws require at least 60 days’ notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

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The Florida Control Share Act provides that shares acquired in a “control share acquisition” will not have voting rights unless the voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

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The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

As a holding company, we depend on the earnings of our subsidiaries and their ability to pay dividends to the holding company as the primary source of our income.

We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, these payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary’s available capital and earnings. Under these formulas, Federated National would be able to pay approximately $200,000 in dividends in 2004 and American Vehicle would be able to pay approximately $70,000 in dividends in 2004. Florida law does authorize the Florida Office of Insurance Regulation to approve dividends that exceed the formula amounts.

No dividends were declared or paid by our subsidiaries in 2002, 2001 or 2000 and we do not anticipate any dividends to be paid in 2003. Whether our subsidiaries will be able to pay dividends in 2004 depends on the results of their operations and their expected needs for capital. If our subsidiaries continue to achieve net income at current levels and conditions in the insurance markets remain relatively consistent, then we currently anticipate that our subsidiaries should begin to pay dividends to the parent company in 2004.

Historically, the operations and financing obligations of 21st Century as the parent company have required approximately $1.3 million per year. We anticipate that some of our obligations will be met through future dividends from our subsidiaries and the remainder from our existing sources of capital, such as our revolving loan. The most likely reason why we would not be able to meet our obligations is if a catastrophic event expected to occur no more often than once in every 100 years were actually to occur and simultaneously, our reinsurance arrangements were to fail. If we need additional sources of capital, we currently expect that we would offer our securities to investors or obtain financing secured by our assets.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements in this prospectus or in documents incorporated by reference that are not historical fact are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in the prospectus or from time to time in our filings with the SEC.

USE OF PROCEEDS

We will receive proceeds of $10.875 per share when and if the warrants are exercised. The likelihood of our receiving any proceeds from the exercise of the warrants increases as the market price of our common stock increases above the warrant exercise price. If all the warrants are exercised, we will receive net proceeds of approximately $1,329,375 after deducting approximately $30,000 in expenses in connection with the registration of the shares covered by this prospectus. Such proceeds, if any, will be used for working capital and general corporate purposes.

OUR SECURITIES

Our authorized capital stock will consist of (i) 25,000,000 shares of common stock, par value $.01 per share, 3,210,870 shares of which are currently outstanding, and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of our common stock on the applicable record date is entitled to receive dividends that may be declared by the board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, to share pro rata in any distribution of our assets providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of our common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are, and the shares of our common stock offered hereby will be, when issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and the designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications for, limitations on or restrictions on, if any, including the number of shares in each series (which the board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and other special rights and protective provisions with respect to any class or series as the board may deem advisable without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights, or both, and could have voting and other rights of shareholders. We have no present plans to issue shares of preferred stock.

Warrants

We issued the warrants to purchase 125,000 shares of our common stock that are covered by this prospectus to Gilford Securities Incorporated, the managing underwriter of our initial public offering. These warrants have an exercise price of $10.875 per share and are transferable by Guilford. On October 1, 2003, we agreed to extend the expiration date of the warrants from November 10, 2003 to December 31, 2003. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in certain circumstances.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares that when added to all other shares owned by a person which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of that shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 33-1/3% of all voting power; (ii) at least 33-1/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and our articles of incorporation and bylaws also authorize us to indemnify our directors, officers, employees and agents. In addition, our articles and Florida law currently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) that breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions, or certain other reckless, wanton or willful acts or misconduct.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provision of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in our articles or bylaws without the affirmative vote of the holders of the outstanding shares of our common stock.

Classified Board of Directors. The articles and bylaws provide that the board of directors is divided into three classes serving staggered terms. As a result, approximately one-third of the board of directors will be elected each year. The articles and bylaws also provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote. These provisions, when coupled with the provision of the articles and bylaws authorizing only the board of directors to fill vacant directorships or increase the size of the board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Prohibition of Action by Unanimous Consent; Special Meeting of Shareholders. The articles and bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders be called only by a majority of the board of directors, our chief executive officer or holders of not less than one-third of our outstanding voting stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting. If less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The bylaws also specify requirements as to the content and form of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nomination for directors at an annual or special meeting.

Amendment of Bylaws. Except for the provisions identified above requiring a two-thirds vote of the outstanding shares to alter, amend or repeal, the bylaws may only be altered, amended or repealed by the board or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock.

Transfer Agent

The transfer agent for our common stock is X-Clearing Corporation, Denver, Colorado.

LEGAL MATTERS

Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

EXPERTS

The financial statements of 21st Century Holding Company for the year ended December 31, 2002, incorporated by reference in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The financial statements of 21st Century Holding Company for the years ended December 31, 2001 and 2000, incorporated by reference in this prospectus, have been audited by McLean, Paul, Chrycy, Fletcher & Co., independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are either included in this prospectus or incorporated by reference into this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are incorporated by reference into this prospectus:

•

Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended,

•

Our proxy statement for our 2003 Annual Meeting of Shareholders, and

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003, as amended, and for the quarter ended June 30, 2003.

•

The description of our common stock contained in our registration statement on Form 8- filed with the SEC on October 28, 1998, as this description may be updated in any amendment to the Form 8-A.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information furnished pursuant to Items 9 or 12 of Form 8-K, after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

21st Century Holding Company

4161 N.W. 5th Street

Plantation, Florida 33317

Attention: James A. Epstein, General Counsel

Telephone: (954) 581-9993

Our file number under the Securities Exchange Act of 1934 is 0-2500111.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in that law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.

The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The Registrant estimates that its expenses in connection with this registration statement will be as follows:

SEC registration fee	$133.38
Accounting fees and expenses	10,000.00
Legal fees and expenses	15,000.00
Miscellaneous	4,866.62

Total	$30,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

ITEM 16. EXHIBITS.

4.1

Specimen of Common Stock Certificate(1)

4.2

Revised Representative's Warrant Agreement including form of

Representative's Warrant(1)

4.3

Amendment dated October 1, 2003 to Warrant Agreement(2)

4.4

Form of 6% Senior Subordinated Note due July 31, 2006(3)

4.5

Form of Redeemable Warrant dated July 31, 2003(3)

5.1

Opinion of Broad and Cassel(4)

23.1

Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)(4)

23.2

Consent of McKean, Paul, Chrycy, Fletcher & Co.(2)

23.3

Consent of De Meo, Young, McGrath(2)

25.1

Power of Attorney(4)

(1)

Previously filed as an exhibit of the same number to the Registrant's Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.

(2)

Filed herewith.

(3)

Previously filed as Exhibits 4.1 and 4.2, respectively, to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(4)

Filed with this Registration Statement, File Number 333-105221, as originally filed.

Item 17.

Undertakings

The undersigned Registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida on this 21 day of October, 2003.

21st CENTURY HOLDING COMPANY

By: /s/ Edward J. Lawson
Edward J. Lawson, Chairman of the Board and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Edward J. Lawson Edward J. Lawson	Chairman of the Board of Directors and President	October 21, 2003
* Richard A. Widdicombe	Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2003
* James G. Jennings, III	Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2003
* Carl Dorf	Director	October 21, 2003

* Charles B. Hart, Jr.	Director	October 21, 2003

* Bruce Simberg	Director	October 21, 2003

* James DePelisi	Director	October 21, 2003

* Richard W. Wilcox, Jr.	Director	October 21, 2003

* By: /s/ Edward J. Lawson Attorney-in-fact

EXHIBIT INDEX

EXHIBIT

DESCRIPTION

4.3

Amendment dated October 1, 2003 to Warrant Agreement

23.2

Consent of McKean, Paul, Chrycy, Fletcher & Co.

23.3

Consent of De Meo, Young, McGrath